Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262589

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED OCTOBER 17, 2022

TO THE PROSPECTUS DATED AUGUST 10, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated August 10, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our portfolio;

•	to provide an update on our interest rate cap positions and interest rate swap agreements;

•	to disclose the transaction price for each class of our common stock as of November 1, 2022;

•	to disclose the calculation of our September 30, 2022 NAV per share for each class of our common stock; and

•	to provide an update on the status of our current public offering (the “Offering”).

Portfolio Update

Our portfolio was constructed with an over allocation to residential and other asset types that can rapidly reprice income in an inflationary environment, which we believe will continue to perform through this challenging environment:

•	Short lease duration asset classes such as multifamily, single-family rentals, self-storage and extended stay hotels comprise 73% of our real estate portfolio.

•	Industrial and floating-rate loans comprise an additional 18% of our real estate portfolio.

•	In total, approximately 91% of our real estate portfolio is allocated to asset classes performing well in an inflationary environment.

In addition, our residential assets, which comprise approximately 70% of the Company’s real estate portfolio (48% market-rented multifamily, 17% affordable housing units and 5% single-family rental), continue to perform well and achieve blended (new and renewal) rent growth in excess of 13%. We own residential assets principally across affordable markets in the Southeast and Southwest United States with an average rent of approximately $1,400 per month. This is substantially cheaper than the median mortgage payment in the United States, which real estate service provider, Redfin, recently indicated was $2,559 per month, up 51% from a year earlier and $349 or 16% over the past eight weeks alone, given mortgage rates have risen to nearly 7.0%, double the level they were in January 2022. Unfortunately, high mortgage rates put homeownership out of reach for many aspiring buyers, but it does increase the demand for the rental housing that we own.

SREIT-SUP3-1022

Interest Rate Cap Positions and Interest Rate Swap Agreements Update

As of September 30, 2022, the Company held 43 interest rate caps with an aggregate notional value of $9.1 billion, three interest rate caps with an aggregate notional value of €157.3 million and one interest rate cap with an aggregate notional value of Dkr.301.5 million associated with the Company’s Danish investment. As of September 30, 2022 the weighted average strike rate and maturity of the Company’s interest rate caps was 1.06% and 3.2 years, respectively.

In addition, the Company held two interest rate swaps with an aggregate notional value of $260.5 million, one interest rate swap with an aggregate notional value of €63.0 million and one interest rate swap with an aggregate notional value of kr576.6 million associated with the Company’s investment in Norway. As of September 30, 2022 the weighted average strike rate and maturity of the Company’s interest rate swaps was 1.18% and 3.3 years, respectively.

November 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2022 (and repurchases as of October 31, 2022) is as follows:

Transaction Price (per share)
Class S	$27.81
Class T	$27.82
Class D	$27.37
Class I	$27.63

The November 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2022. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2022 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All of our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share as of September 30, 2022 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of September 30, 2022 ($ and shares/units in thousands):

Components of NAV	September 30, 2022
Investments in real estate	$26,236,002
Investments in real estate debt	1,676,546
Cash and cash equivalents	800,608
Restricted cash	402,334
Other assets	1,190,211
Debt obligations	(14,248,297)
Secured financings on investments in real estate debt	(598,568)
Subscriptions received in advance	(154,117)
Other liabilities	(406,252)
Performance participation accrual	(175,776)
Management fee payable	(15,448)
Accrued stockholder servicing fees (1)	(4,642)
Minority interest	(118,241)
Net asset value	$14,584,360
Number of outstanding shares/units	526,619

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of September 30, 2022, we have accrued under GAAP $425.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of September 30, 2022 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$6,237,419	$159,564	$875,149	$6,864,124	$448,104	$14,584,360
Number of outstanding shares/units	224,284	5,737	31,977	248,405	16,216	526,619
NAV Per Share/Unit as of September 30, 2022	$27.81	$27.82	$27.37	$27.63	$27.63

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2022 valuations, based on property types. Once we own more than one self-storage investment we will include the key assumptions for the property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.1%	4.8%
Single-Family Rental	6.1%	4.9%
Industrial	6.0%	5.0%
Office	7.4%	5.9%
Other	7.8%	6.4%

For quarter-end months, these assumptions are determined by the independent valuation advisor or third party appraisers. In addition,

the independent valuation advisor reviews the assumptions from the third-party appraisals. The Advisor reviews the assumptions from each of the appraisals regardless of who performs the work. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Single-Family Rental Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+2.0%	+2.0%	+2.0%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(2.0)%	(2.0)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	+3.6%	+3.5%	+3.7%	+2.9%	+2.5%
(weighted average)	0.25% increase	(3.2)%	(3.2)%	(3.3)%	(2.8)%	(2.3)%

The following table provides a breakdown of the major components of our NAV as of August 31, 2022 ($ and shares/units in thousands):

Components of NAV	August 31, 2022
Investments in real estate	$26,402,750
Investments in real estate debt	1,757,143
Cash and cash equivalents	559,849
Restricted cash	449,614
Other assets	1,061,430
Debt obligations	(14,321,691)
Secured financings on investments in real estate debt	(635,561)
Subscriptions received in advance	(213,138)
Other liabilities	(403,444)
Performance participation accrual	(164,582)
Management fee payable	(15,200)
Accrued stockholder servicing fees (1)	(4,718)
Minority interest	(114,016)
Net asset value	$14,358,436
Number of outstanding shares/units	519,286

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2022, we have accrued under GAAP $422.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of August 31, 2022 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$6,158,525	$157,773	$838,824	$6,755,930	$447,384	$14,358,436
Number of outstanding shares/units	221,812	5,681	30,694	244,883	16,216	519,286
NAV Per Share/Unit as of August 31, 2022	$27.76	$27.77	$27.33	$27.59	$27.59

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner and other third parties.

Status of our Current Public Offering

This Offering was declared effective by the SEC on August 10, 2022 and we are currently offering on a continuous basis up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 18,679,780 shares of our common stock (consisting of 5,789,029 Class S shares, 97,079 Class T shares, 1,449,070 Class D shares and 11,344,602 Class I shares) in the primary offering for total proceeds of approximately $516.6 million and (ii) 1,481,844 shares of our common stock (consisting of 650,453 Class S shares, 21,739 Class T shares, 126,782 Class D shares and 682,870 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $40.9 million. As of September 30, 2022, our aggregate NAV was approximately $14.6 billion. We intend to continue selling shares in the Offering on a monthly basis.